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                              September 30, 2021

       Jin-Goon Kim
       Chairman and Chief Executive Officer
       TLGY Acquisition Corp
       4001 Kennett Pike, Suite 302
       Wilmington, DE 19807

                                                        Re: TLGY Acquisition
Corp
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted September
3, 2021
                                                            CIK No. 0001879814

       Dear Mr. Kim:

              We have conducted a limited review of your draft registration statement. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted September 3, 2021

       Cover Page

   1. We note that your CEO and officers and directors are located in and have significant ties to China/Hong Kong and
that you may be pursuing an initial business combination with a
                                                        Chinese company. Please
disclose this prominently on the prospectus cover page. Your disclosure should also
describe the legal and operational risks associated with being based in or acquiring a
company that does business in China. Your disclosure should make clear whether these risks
could result in a material change in your or the target company   s post-
                                                        combination operations
and/or the value of your ordinary shares or could significantly limit or completely
hinder your ability to offer or continue to offer securities to investors and cause the value of
such securities to significantly decline or be worthless. Your
 Jin-Goon Kim
FirstName LastNameJin-Goon   Kim
TLGY Acquisition  Corp
Comapany 30,
September NameTLGY
              2021     Acquisition Corp
September
Page 2    30, 2021 Page 2
FirstName LastName
         disclosure should address how recent statements and regulatory actions
by China   s
         government, such as those related to the use of variable interest entities and data security
         or anti-monopoly concerns, has or may impact the company   s ability
to conduct its
         business, accept foreign investments, or list on an U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.
Summary, page 2

2. Given that you may be seeking to acquire a company that uses or may use a variable interest entity structure (VIE) to conduct China-based operations, please describe what that organizational structure would entail. Explain that the entity in which investors may hold their interest may not be the entity or entities through which
the company   s
         operations may be conducted in China after the business combination. Discuss how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of a holding company with respect to its contractual arrangements with a VIE, its founders and owners and the challenges the company may face enforcing these contractual agreements due to uncertainties under Chinese law and jurisdictional limits.
3. We note disclosure in the risk factors about acquiring a business in China. In your summary of risk factors, disclose the risks that being based in or acquiring a company whose corporate structure or whose operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your ordinary shares.
         Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
4. Disclose each permission that you are required to obtain from Chinese authorities to operate and issue these securities to foreign investors. State affirmatively whether you have received all requisite permissions and whether any permissions have been denied.
5. Please provide a clear description of how cash will be transferred through the post-
         combination organization if you acquire a company based in China. Describe any
 Jin-Goon Kim
FirstName LastNameJin-Goon   Kim
TLGY Acquisition  Corp
Comapany 30,
September NameTLGY
              2021     Acquisition Corp
September
Page 3    30, 2021 Page 3
FirstName LastName
         restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors that may apply after a business combination with a company based in China. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries and/or consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements. Additionally, please provide this disclosure within the prospectus summary section of the registration statement.
6.       We note the statements on pages 82-83 regarding the Holding Foreign
Companies
         Accountable Act. Please revise the summary to disclose that trading in your securities may be prohibited under the HFCA Act if the PCAOB determines that it cannot inspect or fully investigate the auditor of a company you may target for an initial business combination, and that as a result an exchange may determine to delist your securities.
Risk Factors, page 75

7. To the extent that you may acquire a company that uses or may use a variable interest entity structure to conduct China-based operations, please revise your risk factors to acknowledge that if the PRC government determines that the contractual arrangements constituting part of your VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, your shares may decline in value or be worthless if you are unable to assert your contractual control rights over the assets of your PRC subsidiaries that may conduct all or substantially all of your operations.
8. We note your disclosure on page 81 and elsewhere regarding the impact of Chinese law.
         Given the Chinese government   s significant oversight and discretion
over the conduct
         of the business of any China-based company that you may target for an initial business combination, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your ordinary shares. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-
         based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
9. We note the reference to the Cyberspace Administration of China on page 77. In light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight could impact the process of searching for a target company for an initial business combination and/or your business on a post-
         combination basis.
 Jin-Goon Kim
TLGY Acquisition Corp
September 30, 2021
Page 4
Capitalization, page 99

10. We note that you are offering 17,500,000 Class A ordinary shares as part of your initial public offering of units, but only show 15,076,502 Class A ordinary shares subject to possible redemption in your Capitalization table. Please tell us how you considered the guidance in ASC 480-10-S99-3A, which requires securities that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of the holder, or (3) upon the occurrence of an event that is not solely within the control of the issuer, in concluding that all 17,500,000 Class A ordinary shares were not required to be presented outside of permanent equity and part of shares subject to possible redemption.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        We request that you publicly file your registration statement and nonpublic draft submissions at least 15 days prior to any road show as that term is defined in Rule 433(h)(4) or, in the absence of a road show, at least 15 days prior to the requested effective date of the registration statement. Refer to Rules 460 and 461 regarding requests for acceleration.

       You may contact Howard Efron at 202-551-3439 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Austin Wood at 202-551-5586 or James Lopez at 202-551-3536 with any other questions.



FirstName LastNameJin-Goon Kim                                  Sincerely,
Comapany NameTLGY Acquisition Corp
                                                                Division of
Corporation Finance
September 30, 2021 Page 4                                       Office of Real
Estate & Construction
FirstName LastName